EXHIBIT 99.1

VIZSLA SILVER STRENGTHENS TECHNICAL EXECUTIVE TEAM

VANCOUVER, BC, May 5, 2022 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce the appointment of Martin Dupuis as Chief Operating Officer and Jesus Velador as Vice President of Exploration for the Company. Martin will focus on the development of the Panuco silver-gold Project, while Jesus will lead and manage the Company's exploration efforts in Mexico.

Mr. Dupuis has over 25 years of experience covering all stages of a project's life, from exploration through feasibility and engineering studies, construction, mine expansion and operations. Mr. Dupuis recently served as Vizsla's Vice President of Technical Services, where he was instrumental in the oversight and delivery of the Company's maiden resource estimate. Prior to joining Vizsla, Mr. Dupuis was Director of Geology for Pan American Silver, Technical Services Manager for Aurico Gold, and Chief Geologist at several other operations.

Martin is a registered P.Geo with Engineers and Geoscientists, British Columbia and holds an MBA from Simon Fraser University, Beedie School of Business.

Dr. Velador has more than 20 years of experience in precious metals exploration, specializing in epithermal systems. Recently, he worked with Fortuna Silver Mines Inc., where he managed brownfields exploration programs in Mexico and Peru. Dr. Velador previously served as Director of Exploration for First Majestic Silver Corp., where he managed the exploration team that discovered the silver and gold deposit at Ermitaño, located adjacent to the company's Santa Elena mine in Sonora, Mexico. Dr. Velador started his career working for Industrias Peñoles where his work was instrumental in the discovery of the Valdecañas Vein at the Juanicipio project, a Fresnillo – MAG Silver joint venture.

Jesus earned a B.Sc. from the University of Chihuahua, a M.Sc from the University of Texas at El Paso and a Ph.D (Epithermal deposits) from the New Mexico Institute of Mining and Technology.

"As we continue to advance the Panuco Project from exploration towards the development stage, we are pleased to add key individuals with specialized skill sets to complement our dynamic and highly experienced team," commented Michael Konnert, President and CEO. "Martin will lead the Company's technical group, supervising the preparation of the Preliminary Economic Assessment. In parallel, Jesus will lead the exploration team in ongoing resource expansion and regional exploration drilling for an updated resource estimate planned for Q4 of this year. We are excited to promote Martin to the role of COO and have Jesus join the Company as VP Exploration as we continue to grow the resource base in the district and transition Vizsla into the industry's next tier 1 silver developer."

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 140,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2022, Vizsla has budgeted +120,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling, designed to upgrade, and expand the maiden resource as well as test other high priority targets across the district.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2022/05/c0713.html

%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 05-MAY-22